UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of March 2023

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

COPA HOLDINGS APPOINTS NEW MEMBER TO ITS BOARD OF DIRECTORS

As per the Company’s by-laws, on a Board of Directors meeting held on March 22, 2023, the Board’s Nominating and Corporate Governance Committee recommended the selection of Mr. Carlos Mario Giraldo as an independent director of the Company, to serve until the next Annual Shareholders’ Meeting to be held on May 10th of 2023. The Board of Directors approved the selection of Mr. Giraldo to the Company’s Board of Directors.

Mr. Giraldo is the CEO of Grupo Éxito, one of the largest retailers in Latin America. He holds a law degree from the University of Medellín in Colombia, and an LL.M. from Tulane University.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to destinations in North, Central and South America and the Caribbean. For more information visit: www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 3/27/2023
	By:	/s/ José Montero
Name: José Montero Title: CFO